

March 14, 2014

<u>Via E-mail</u>
Mr. Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 North 3rd Street
Bismarck, ND 58501

>   **Re: ADM Endeavors, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 23, 2014**
>   **File No. 333-191618**

Dear Mr. Mees:

We note that your financial statements for the years ended December 31, 2012 and 2011, were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information required by Item 304 of Regulation S-K in your amended Form S-1, please also indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. If you are unable to obtain an Exhibit 16 letter from Patrick Rodgers, CPA, PA at the time you file, please disclose this fact. Once you explain Patrick Rodgers, CPA, PA's registration revocation in a Form S-1, you do not need to repeat this disclosure in your next Form 10-K. If you have any questions, please contact me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief